Exhibit 99.2

SAI.TECH Announces Results of Annual General Meeting

Singapore, Sept. 14, 2023 (GLOBAL NEWSWIRE) — SAI.TECH Global Corporation (“SAI.TECH” or “SAI” or the “Company”, NASDAQ: SAI, SAITW) today announced that all of the shareholder proposals submitted for shareholder approval (the “Proposals”) as set forth in the notice of annual general meeting dated August 3, 2023 (the “Notice of AGM”) have been duly adopted at its annual general meeting of shareholders held virtually at www.virtualshareholdermeeting.com/SAI2023 on September 6, 2023 (the “AGM”).

After the adoption of the Proposals, all corporate authorizations and actions contemplated thereunder were approved, including, among other things, that (i) Mr. Risheng Li is re-elected as a Class I Director of the Company, (ii) the elections of Mr. Yusen Chen and Mr. Yao Shi as Class II Directors of the Company are ratified, (iii) the elections of Mr. Hao Ge and Mr. Jinlong Zhu as Class III Directors of the Company are ratified, (iv) the appointment of Audit Alliance LLP as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2022 and for the fiscal year ended December 31, 2023 is ratified and approved, and (v) the Company’s 2023 Equity Incentive Plan is approved.

About SAI.TECH

SAI.TECH is a Nasdaq-listed (SAI) company headquartered in Singapore. SAI is dedicated to providing a zero-carbon energy system (HEATNUC) based on Small Modular Reactor, providing clean computing services based on liquid cooling and chip waste heat utilization technology (ULTIWIT), and providing cloud computing services based on blockchain and AI technology (BOLTBIT).

In May 2022, SAI became a publicly traded company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation (“TradeUP”). For more information on SAI.TECH, please visit https://sai.tech/.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAI.TECH and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAI.TECH cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAI.TECH’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAI.TECH specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

Media Contact

pr@sai.tech

Investor Relations Contact

ir@sai.tech